Table Trac, Inc.
15612 Hwy 7 #331,
Minnetonka, MN 55345

January 7, 2010

Ms. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Table Trac, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended June 30, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 001-32987

Dear Ms. Shenk,

On behalf of Table Trac, Inc. (the "Company"), this letter responds to your letter dated December 29, 2009.

The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your letter dated December 29, 2009. For ease of reference, the Staff's comments appear in italics immediately preceding the Company's responses.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

1. You state: "In future filings, please discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities. For example, please consider discussing cash receipts from the sale of products and cash payments to acquire materials. In this regard, references to changes in line items in the statements of cash flows do not provide a sufficient basis for a reader to analyze the change in amount of cash provided by or used in operations. Refer to Section IV.B.1 of 'Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations' available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance."

Response: In future filings, we will describe the underlying reasons for material changes in net cash provided and used by operating activities, as well as investing and financing activities as applicable, similar to our disclosures in the Forms 10-Q for the quarters ending June 30, 2009 and September 30, 2009. We will include the following under the heading "Liquidity and Capital Resources" when applicable, in future filings:

"Changes in cash flows provided by operating activities related primarily to an increase in cash receipt from … and an increase in payments for …. Changes in cash flows in investing activities relate to …. Changes in financing activities resulted from …"

Results of Operations

2. You state: "We note from your Form 10-Q for the quarter ended June 30, 2009 that you present a discussion and analysis of revenue by type. In future filings, please present a similar discussion and analysis in your Form 10-K."

Response: In future Form 10-K filings, we will present a discussion and analysis of revenue by type. We will also continue to present this discussion and analysis in our Form 10-Q filings.

3. You state: "In future filings, please consider quantifying and discussing the significant components of costs of sales, such as labor, materials, etc., similar to your disclosure of the components of SG&A expenses. In addition, please provide a description of the nature of your cost of sales, such as the degree to which they are fixed or variable."

Response: In future filings, we will include a table presentation of our costs of sales for each sales segment and also provide discussion and analysis of costs of sales and the degree to which they are fixed and variable, similar to our disclosure of SG&A expense components:

During the __ months ended _____, 2009 and _____, 2008, our cost of sales related to system sales was $_____ and $______ for labor and $______ and $______ for materials, respectively. The increase/decrease resulted from … Cost of sales for license and maintenance sales, which includes primarily help desk labor, was $_____ for the __ months ended ______, 2009 compared to $_____ for the ___ months ended. The increase/decrease was due primarily to …Finally, cost of sales for other sales, which include sales of printers, kiosk software, mailing services, and consulting services was primarily for materials and amounted to $_____ for the __ months ended _______, 2009, an increase/decrease of $______ over the ___ months ended ________, 2008. The increase/decrease relate to …"

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Accounts Receivable

4. You state: "Please revise to describe the payment terms typically required of customers. In addition, please quantify the total amount of net accounts receivable related to sales installment contracts at the balance sheet date and describe their payment terms."

Response: We will revise our Accounts Receivable / Allowance for Doubtful Accounts footnote as follows in future filings:

"Accounts Receivable"

Accounts receivable includes regular customer receivables for system sales and on-going monthly license and maintenance billings which is typically due within 30 days of invoicing. The company also, at times, depending on the customers credit, has system sales that are financed over a period of 24 to 30 months. Our accounts receivable includes regular customer receivables and amounts from financed contracts coming due within 12 months. Amounts from these contracts coming due beyond 12 months are recorded as "Long-term accounts receivable - financed contracts ". Our practice for system sales is to require a down payment, with a portion paid at the time a contract is signed and the remainder paid 30 days after the time the system installation is completed or financed generally over a period of 24 to 30 months. Interest on the unpaid financed balance is invoiced monthly. Payments received are applied first against unpaid interest with the remainder applied to unpaid principal.

An allowance for doubtful accounts is recorded when the Company believes the amounts will not be collected."

Form 10-Q: For the Quarter Ended June 30, 2009

Note 1. Nature of Business and Summary of Significant Accounting Policies

Accounts Receivable / Allowance for Doubtful Accounts

5. You state: "We note that you recorded an allowance of $138,500 for doubtful accounts receivable during the second quarter of 2009. Please tell us the specific events that triggered recognition of this allowance and tell us whether amounts recognized related to specific receivables or a general allowance, and if related to a general allowance, how amounts were determined."

Response: Our allowance for doubtful accounts relates to specific receivables. On a quarterly basis, we review each customer's receivable balance, their payment history and known circumstances that could result in the amounts owed to be uncollectible. During the second quarter of 2009, the following events triggered our recognition of the $138,500 allowance: (1) a customer filed a Chapter 11 petition; (2) we were finalizing a revised repayment agreement with an international customer unable to comply with the original payment agreement because of unforeseen financial issues with their establishment; and (3) one of our international customers was significantly behind with their repayment installments.

Form 10-Q: For the Quarter Ended September 30, 2009

Participation Revenue

6. You state: "With regard to participation revenue, you state that the amount of revenues are determined based on a percentage of the amount of money processed through the customer's casino gaming system utilizing the Table Trac software. Given that the amount of revenue to be received does not appear to be fixed because it is based on the amount of money processed by your customers, please tell us how you determined (and will determine) the recoverability of deferred system sales costs."

Response: We determine the recoverability of deferred system sales costs through monitoring of the volume and amount of transactions flowing through our customers' games as recorded within the Table Trac system. By retaining title to the system and agreeing only to convey title after the deferred system sales costs are recouped, we ensure either our deferred systems sales costs are recovered through payment of participation revenue, or recovery of the system components which could be used in a future installation.

Note 3. Notes Receivable/Interest Receivable

7. You state: "We note your accounting policy for recognizing revenue on participation based contracts in your March 31, 2009 Form 10-Q states that amounts are recognized as collected. We also note your policy in your September 30, 2009 Form 10-Q states amounts are "determined and billed" monthly, but does not state when they are recognized. Finally, we note your disclosure here that you recorded a reserve of $45,800 for past due accounts receivable related to participation revenue earned and unreimbursed expenses. Please advise us as to what your recognition policy was at September 30, 2009. If your policy changed to recognizing revenue when billed rather than when collected, please tell us how you established collectability on these types of contracts. If your policy remained unchanged and was to recognize revenue upon collection, please tell us why you recognized a receivable for participation revenue."

Response: The disclosure related to participation revenue in our Form 10-Q for the period ended March 31, 2009 stated that we had not yet established collectability on participation-based revenue contracts because this was the first period these types of contracts had been issued. Based on collectability patterns subsequent to March 31, 2009, we changed our policy to recognize revenue for participation-based contracts upon invoicing during the period ended June 30, 2009.

In future filings, we will include the following under the heading Revenue Recognition, Participation Revenue:

"Participation revenues are determined and billed monthly based on a percentage of the amount of money processed through the customer's casino gaming system utilizing the Table Trac software. Revenue is recognized in the period earned and invoiced."

Our disclosure related to the $45,800 reserve recorded consisted of $6,100 for unpaid participation revenue and $39,700 for unreimbursed expenses.

Note 7. Subsequent Events

8. You state: "We note that after one of your customers discontinued their business you took repossession of the equipment that was installed. Please tell us what your future plans are for this equipment. In addition, please clarify for us the basis for taking an impairment charge of $29,000, which is less than the net book value of the deferred costs."

Response: We secured possession of the casino tracking system and associated hardware shortly after the Circuit Court of Walker County, Alabama issued their order concluding that electronic bingo constituted the operation of an illegal lottery. Subsequent to our physical inventory, inspection and testing of the components retrieved, we determined the resale value of the working components as used items and made these components available for purchase to our current customers at a reduced price. An entry was recorded to inventory during the period ended December 31, 2009 for the resale value of these components. The $29,000 impairment charge was calculated by taking the difference between the net book value of the equipment and the resale value of the used system components that are now part of our inventory.

9. You state "We note that on October 26, 2009, a court order concluded that electronic bingo was illegal in Walker County, Alabama and that this caused one of your customers to discontinue business operations. We note that this customer was an expected source of future participation-based revenues. As such, this appears to be a material event impacting your company. In the future, please ensure that you consider the requirement to file Form 8-Ks upon the occurrence of material events in order to timely notify your investors of their existence."

Response: We are committed to our responsibility to file Form 8-Ks upon the occurrence of material events in order to timely notify our investors of these material events and will so comply in the future.

Finally, on behalf of the Company, I acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (952) 548-8877 with any questions you may have concerning our responses.

Sincerely

/s//Chad B Hoehne
President and CEO